Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

18 King St. E, Suite 902
Toronto, ON
M5C 1C4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares” together with the SV Shares, the “Shares”) of Digihost Technology Inc. (the “Corporation”) will be held at the offices of Peterson McVicar LLP, 18 King St. E, Suite 902, Toronto, ON M5C 1C4 on July 28, 2023 at 10:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2022 and December 31, 2021 together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation’s 10% “rolling” stock option plan;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompanying Circular, to approve the Corporation’s restricted share unit plan; and

6.	transacting such further and other business as may properly come before the Meeting or any adjournment thereof.

The board of directors (the “Board”) has fixed June 13, 2023 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, form of proxy, financial statements of the Corporation for the year ended December 31, 2022 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2022 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com and also on the Corporation’s transfer agent, Marrelli Trust Company Limited (“Marrelli Trust”) website at https://www.marrellitrust.ca/digihost-notice-access/. The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions about notice-and-access can contact Marrelli Trust, toll-free at 1-844-MTCL-888 (682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s Corporate Secretary toll free at 1-888-DSA-CORP (372-2677). A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Company or Marrelli Trust, as applicable, by July 19, 2023 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof. Any requests for paper copies received by the Company after July 19, 2023 will be delivered to Shareholders in accordance with applicable securities law.

Voting

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. A proxy or voting instruction form will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Marrelli Trust Company Limited, Proxy Department, by any of the following methods: by mail addressed to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, 2nd Fl., Toronto, Ontario M5C 1P1; email at info@marrellitrust.ca; by fax at 416-360-7812 or online at www.voteproxy.ca not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered objecting beneficial owner of Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Shareholders are reminded to review the Circular before voting.

DATED this 15th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman